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March 15, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Paul Fischer, Attorney-Advisor

Re:          Liberty Media Corporation

Amendment No. 4 to Schedule 14A (File No. 001-33982)

Liberty Splitco, Inc.

Amendment No. 3 to Form S-4 (File No. 333-171201)

Dear Mr. Fischer:

We hereby electronically file (i) on behalf of Liberty Media Corporation (“Liberty Media”), under the Securities Exchange Act of 1934, as amended, Amendment No. 4 to its preliminary Schedule 14A (the “Proxy Statement/Prospectus”), originally filed on October 20, 2010, and (ii) on behalf of Liberty Splitco, Inc.(“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 3 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on December 16, 2010, of which the Proxy Statement/Prospectus forms a part.

Set forth below are responses to the comments contained in your letter to Charles Tanabe, Executive Vice President and General Counsel of Splitco, dated February 24, 2011 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Proxy Statement/Prospectus filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Proxy Statement/Prospectus.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

*              *              *

General

1.             Comment:  Please update the audited financial statements and other financial information in your filing to include the year ended December 31, 2010. Please refer to the guidance in Rule 3-12 of Regulation S-X.

Response:  We have revised the audited financial statements and other financial information accordingly.

Summary, page 4

Material U.S. Federal Income Tax Considerations, page 13

2.             Comment:  Since an executed tax opinion must be filed prior to effectiveness, disclose that Liberty Media has received an opinion from Baker Botts, summarizing the conclusions contained in the opinion and remove your discussion of the closing opinions.

Response:  Previously, the receipt of the closing opinions of Baker Botts and the receipt and continued validity of a private letter ruling from the IRS (the “Ruling”) were conditions to the completion of the Split-Off that could have been waived. (We note that the Ruling was issued by the IRS on March 3, 2011.)  Following discussions with counsel, Liberty Media is aware of the Staff’s concerns that as a result of the ability to waive these conditions the Split-Off could have been completed without Liberty Media having received the closing opinions from Baker Botts or the Ruling continuing to be valid.  To address this concern, the conditions to the Split-Off relating to the continued validity of the Ruling and the receipt of the closing opinions are now non-waivable; thus, even though Splitco’s Registration Statement will be effective prior to closing, the Split-Off will not actually occur until these conditions have been satisfied. Accordingly, Splitco has re-filed as Exhibit 8.1 to the Registration Statement a form of Baker Botts’ closing tax opinion and intends to file the executed tax opinion by means of an automatically effective post-effective amendment to the Registration Statement on the date of closing. Thus, we have revised the disclosure beginning on page 13 to summarize the conclusions contained in the Ruling and the closing tax opinion.

U.S. Federal Income Tax Consequences of the Split-Off, page 82

3.             Comment:  It does not appear that counsel is providing a current opinion on the material tax consequences of the Split-Off due to the fact that the opinion assumes the receipt of the IRS ruling and that counsel will be able to opine on the same matters at closing. Please advise and revise to provide an opinion without these qualifications. If counsel is unable to provide an opinion, then disclose that counsel is not able to opine on a particular material tax consequence and explain why it is not able to opinion that tax consequence.

Response:  As discussed in our response to comment 2 above, the conditions relating to the continued validity of the Ruling and the receipt of the closing opinions are now non-waivable.  Accordingly, the disclosure beginning on page 81 has been revised to describe the conclusions contained in the Ruling that has in fact been received by Liberty Media and the closing opinions.  In addition, Splitco has filed with its Registration Statement a form of the closing tax opinion of Baker Botts and, upon closing, will file an automatically effective post-effective amendment to the Registration Statement for the sole purpose of filing the executed tax opinion.

4.             Comment:  Since the tax discussion is the named counsel’s opinion, please delete your statement in the first sentence of this section that the discussion is a summary.

Response:  We have revised the disclosure on page 81 accordingly.

*              *              *

Liberty Media has authorized us to inform you that it acknowledges:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement/Prospectus;

•                                          staff comments or changes to disclosure in response to staff comments in the Proxy Statement/Prospectus reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement/Prospectus; and

•                                          it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:     Liberty Media Corporation

Charles Y. Tanabe

KPMG LLP

Arnold Hoy